SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

March 9, 2012

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Asset Allocation Portfolio of BlackRock FundsSM
Post-Effective Amendment No. 212 to
Registration Statement on Form N-1A
(File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

On behalf of BlackRock FundsSM (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 212 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to its portfolio, BlackRock Asset Allocation Portfolio (the “Fund”). The Registration Statement is being filed to revise the Fund’s prospectus to include the amended investment objective, strategies and risk factors and to add the list of exchange-traded funds and mutual funds in which the Fund may invest in accordance with its new strategies. The Fund will change its name to BlackRock Managed Volatility Portfolio. The Registration Statement also contains an updated Statement of Additional Information relating to the Fund.

In Investment Company Act Release No. 13768 (February 15, 1991) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

In that regard, reference is made to Post-Effective Amendment No. 188 to the Registration Statement on Form N-1A of the Trust on behalf of BlackRock Emerging Markets Long/Short Equity Fund, which was originally filed as Post-Effective Amendment No. 172 with the Commission on June 2, 2011 and became effective on October 6, 2011 (the “Prior Filing”). The disclosure in the Fund’s Prospectuses is substantively identical to the Prior Filing with respect to the following matters:

Prospectus:

  Account Information
  Management of the Fund
  General Information
  For More Information

With regard to the Statement of Additional Information included in the Registration Statement, reference is made to Post-Effective Amendment No. 123 to the Registration Statement on Form N-1A of BlackRock Funds III with respect to its nine LifePath Index Portfolios (“PEA No. 123”) which was originally filed as Post-Effective Amendment No. 104 with the Commission on March 11, 2011 and became effective on May 25, 2011. The disclosure in Part II of the Fund’s Statement of Additional Information is substantially identical to the disclosure in Part II of the Statement of Additional Information contained in PEA No. 123 and the disclosure in Part I of the Fund’s Statement of Additional Information is substantially identical to the information contained in the Prior Filing with respect to the following matters;

Statement of Additional Information – Part I:

  Information on Trustees and Officers
  Management and Advisory Arrangements
  Information on Sales Charges and Distribution Related Expenses
  Computation of Offering Price
  Portfolio Transactions and Brokerage
  Additional Information

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please direct any communications relating to this filing to the undersigned at (212) 839-5583.

Very truly yours,

/s/ Ellen W. Harris
Ellen W. Harris

Enclosures

cc: Aaron Wasserman

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